SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                For the month of
                                  November 2004

                       RADA ELECTRONIC INDUSTRIES LIMITED
                              (Name of Registrant)


                 7 Giborei Israel Street, Netanya 42504, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F   X    Form 40-F __

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes__ No X

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________


         This Form 6-K is being incorporated by reference into the Company's Form F-3 Registration Statements File Nos. 333- 12074, 333-115598 and 333-117954.

                         RADA ELECTRONIC INDUSTRIES LTD.





6-K Items

1. Press Release re RADA Electronic Industries Ltd. Q3 Financial Results - Steady Growth and Improved Margins dated November 1, 2004.


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                                                                          ITEM 1

Press Release                             Source: Rada Electronic Industries Ltd

RADA Electronic Industries Ltd. Q3 Financial Results - Steady Growth and Improved Margins

Monday November 1, 6:15 am ET

NETANYA, Israel, November 1 /PRNewswire-FirstCall/ -- RADA Electronic Industries Ltd. (Nasdaq SmallCap: RADIF - News) today reported its financial position and results of operations for the three month ended September 30, 2004.

Third quarter 2004 revenues reached US$3.74 million an increase of 35% compared with U$2.77 million reported in the same period in 2003.

Gross profit reached US$1.20 million in the third quarter of 2004, compared with US$640,000 in the third quarter of the last year. Gross margins reached 32.1% in the third quarter of 2004 compared with gross margins of 23.1% in the same period of 2003.

Operating income reached US$455,000 in the third quarter of 2004, compared with an operating loss of US$34,000 in the same period last year.

For the nine-month period ended September 30, 2004, the company reported $10.66 million in revenues, an increase of 46 percent compared to $7.32 million for the same period of 2003.

Gross profit reached US$2.89 million, representing a gross margin of 27.1% in the nine-month period ended September 30, 2004 compared with US$1.56 million, representing a gross margin of 21.3% in the same period in 2003.

Operating income reached US$762,000 in the nine-month period ended September 30, 2004 compared with an operating loss of US$422,000 in the same period of 2003.

Financial expenses in the nine-month period ended September 30, 2004 were US$321,000 compared with a financial income of US$733,000 in the same period of 2003.

Net income reached US$476,000, representing diluted net earnings per share of US$0.02 in the nine-month period ended September 30, 2004 compared with US$261,000, representing diluted net earnings per share of US$0.01 in the same period of 2003.

"Our business has seen significant growth throughout 2004, with our financials showing improvements across the board. In particular, we are proud of our improving gross margins." said Adar Azancot, CEO of RADA. "We believe that our organic growth rate has stabilized at an annual rate of between 15-20%, above the industry average. Furthermore, we foresee additional growth due to acquisitions that we are currently looking into, as well as larger scale contracts that we are pursuing," concluded Azancot.

Conference call

The company will host a conference call to discuss these results today Monday, November 2 at 09:00 am EDT (16:00 Israel time). To participate, please call +1-866-860-9642 (U.S. toll free), or +972-3-918-0600 (International).

The conference call also will be available for replay for two days starting 11:00am EDT on the day of the call, by calling +1-866-276-1002 (U.S.) or +972-3-925-5936 (International).

About RADA

RADA Electronic Industries Ltd. is an Israel based company involved in the military and commercial aerospace industries, with 90 staff. The company specializes in Avionics, Ground Debriefing Stations (Video, ACMI and Maintenance) and Automatic Test Equipment.


Note: Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Reports on Form 20-F and other filings with the Securities and Exchange Commission.


Contacts

    Company:                               Investor Relations:
    RADA Electronic Industries Ltd.        Gelbart Kahana
    Elan Sigal - CFO                       Ehud Helft, Kenny Green
    Tel: +972-9-8921129                    +1-866-704-6710
    Elan_Sigal@rada.com                    Ehud@gk-biz.com, Kenny@gk-biz.com




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    CONSOLIDATED BALANCE SHEETS
    U.S. dollars in thousands, except share and per share data

                                                     September    December
                                                        30,          31,
                                                       2004         2003
    ASSETS
    CURRENT ASSETS                                    8,699        5,262
    LONG-TERM RECEIVABLES AND DEPOSITS                3,828        2,572
    PROPERTY AND EQUIPMENT, NET                       4,381        4,728
    OTHER ASSETS, NET                                 1,843        1,987
    Total assets                                     18,751       14,549
        LIABILITIES AND SHAREHOLDERS' EQUITY
    CURRENT LIABILITIES                               7,041        7,978
    LONG-TERM LIABILITIES                             4,689        3,268
    MINORITY INTERESTS                                  407          425
    SHAREHOLDERS' EQUITY:
    Share capital
    Ordinary shares of NIS 0.005 par value -
    Authorized: 45,000,000 shares at September
    30, 2004 and December 31, 2003; Issued and
    outstanding: 20,417,446 and 18,510,716
    shares at September 30, 2004 and December
    31, 2003, respectively                              110          108
    Additional paid-in capital                       61,845       59,139
    Warrants                                          1,957        1,405
    Accumulated deficit                             (57,298)     (57,774)
    Total shareholders' equity                        6,614        2,878
    Total liabilities and shareholders' equity       18,751       14,549


    CONSOLIDATED STATEMENTS OF OPERATIONS
    U.S. dollars in thousands, except share and per share data

                                 Nine months     Three months         Year
                                    ended           ended            ended
                                September 30,   September 30,   December 31,
                             2004        2003    2004     2003        2003
    Revenues:
     Products                8,372      4,806    3,162    1,921      8,977
     Services                2,286      2,515      578      853      3,338
                            10,658      7,321    3,740    2,774     12,315
    Cost of revenues:
     Products                6,579      4,323    2,219    1,639      6,933
     Services                1,192      1,439      319      495      2,659
                             7,771      5,762    2,538    2,134      9,592
    Gross profit             2,887      1,559    1,202      640      2,723
    Operating expenses:
     Marketing, selling,
     general and
     administrative expenses 2,125      1,981      747      674      2,698

    Operating income (loss)    762      (422)      455     (34)         25
    Financial income
    (expenses), net           (321)       733*    (149)     964        708
    Other income (expenses),
    net                         17       (79)*       7     (141)        (2)
                               458        232      313      789        731
    Minority interests in
    losses of subsidiary        18         29        -       22         27
    Net income                 476        261      313      811        758
    Earnings per share:
     Basic net earnings per
     share                   $ 0.02      $ 0.01  $ 0.02    $ 0.04   $ 0.04
     Diluted net earnings per
     share                   $ 0.02      $ 0.01  $ 0.01    $ 0.04   $ 0.04


    * Reclassified


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    STATEMENTS OF CHANGES IN SHARHOLDERS' EQUITY
    U.S. dollars in thousands, except share data

                 Number of          Additional                       Total
                 Ordinary  Share    paid-in             Accumulated  share-
                 shares    capital  capital   Warrants  deficit      holders'
                                                                     equity

    Balance at
    January 1,
    2003         18,510,716    108    58,785       124   (58,532)      485

    Adjustment
    of accrual
    for
    issuance
    expenses          -         -        354        -        -         354

    Fair value
    of warrants
    issued in
    connection
    with
    settlement
    of debt,
    net *             -         -         -       1,267        -      1,267

    Fair value
    of warrants
    issued to
    suppliers         -         -         -          14        -         14

    Net income        -         -         -         -         758       758

    Balance at
    December
    31, 2003     18,510,716    108     59,139     1,405    (57,774)   2,878

    Issuance of
    Ordinary
    shares, net
    **            1,864,313      2      2,624       -          -      2,626

    Issuance of
    warrants           -        -          -       552         -        552

    Beneficial
    conversion
    feature
    on
    convertible
    note               -        -         53         -         -         53

    Exercise of
    options          42,417     -         29         -         -         29

    Net income         -        -          -         -        476       476

    Balance at
    September
    30, 2004     20,417,446  $ 110   $ 61,845   $ 1,957  $ (57,298)  $ 6,614


o    Net of issuance expenses of approximately $ 38 ended December 31, 2003.

o    Net of issuance expenses of approximately $ 95 ended September 30, 2004.




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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            Rada Electronic Industries Ltd.
                                                     (Registrant)



                                            By: /s/Herzle Bodinger
                                                ------------------
                                                Herzle Bodinger, Chairman




Date: November 1, 2004